Exhibit 99.1

Canadian Solar’s CSI Solar Subsidiary Receives Approval for Its Proposed Listing by the Shanghai Stock Exchange

GUELPH, Ontario, December 13, 2021 – Canadian Solar Inc. (the “Company”, or “Canadian Solar”) (NASDAQ: CSIQ), announced today that its majority-owned subsidiary CSI Solar Co., Ltd. (“CSI Solar”) received approval for the proposed initial public offering and listing of its shares by the stock listing committee of the Science and Technology Innovation Board (“STAR Market”) of the Shanghai Stock Exchange.

On December 13, 2021, the stock listing committee of the STAR Market determined that CSI Solar had met the offering, listing and disclosure requirements related to its proposed STAR Market listing. As a next step, CSI Solar will be required to go through the registration process with the China Securities Regulatory Commission before it can complete the listing of its shares on the STAR Market.

Dr. Shawn Qu, Chairman and CEO of Canadian Solar, commented, “This is an important milestone for Canadian Solar and takes us another step closer towards the planned STAR Market listing of our subsidiary CSI Solar. The listing will provide us another platform to raise growth capital and solidify our industry-leading module brand and manufacturing business.”

He added, “After CSI Solar’s planned listing on the STAR Market, Canadian Solar will remain as the majority and controlling shareholder of CSI Solar and the sole owner of the Global Energy business, which develops solar and battery storage projects in more than 20 countries across the world. We remain strongly committed to our NASDAQ listing and expect long-term shareholders to share the growth benefits of the planned STAR Market listing of CSI Solar. We appreciate the Shanghai Stock Exchange’s continued efforts to open its financial markets and welcome international foreign issuers such as Canadian Solar.”

The Company has completed the sale and transfer of the China Energy business from CSI Solar to the Global Energy business to avoid any potential competition between the Company and its CSI Solar subsidiary. Therefore, the China Energy business will not be part of the planned STAR Market listing. The scope of the sale and transfer includes all of the solar energy project development and ownership business in China. At the end of the third quarter of 2021, the China Energy business had a total solar project pipeline of 2.3 GWp, of which 300 MWp were in backlog (late-stage), and 127 MWp of operating solar power plants. The sale and transfer is expected to take effect by the end of 2021 and Canadian Solar’s segment reporting going forward will reflect this change.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world's largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery storage solutions, and developer of utility-scale solar power and battery storage projects with a geographically diversified pipeline in various stages of development. Over the past 20 years, Canadian Solar has successfully delivered over 63 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built and connected over 6.2 GWp in over 20 countries across the world. Currently, the Company has around 430 MWp of solar projects in operation, nearly 7 GWp of projects under construction or in backlog (late-stage), and an additional 17 GWp of projects in pipeline (mid- to early- stage). Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "believes," "expects," "anticipates," "intends," "estimates," the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India, China and Brazil; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; delays in the process of qualifying to list the CSI Solar subsidiary in the PRC; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; logistical challenges that could increase the selling costs of the Company; exchange rate fluctuations; litigation; potential initiation of an anti-circumvention investigation and other risks as described in the Company's SEC filings, including its annual report on Form 20-F filed on April 19, 2021. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.